U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person

    Simon                             Arnold               H.
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   (Last)                            (First)              (Middle)

    1385 Broadway
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                                    (Street)

    New York                          NY                     10018
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   (City)                            (State)                (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)

    2/26/99
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

    Aris Industries, Inc. (AISI)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

    Chairman and Chief Executive Officer
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 5)                 (Instr. 5)            (Instr. 5)
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
    Common Stock                          45,045,045(1)               I(2)
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

Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMR control number.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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
Explanation of Responses:

(1)  Includes   2,093,790  shares  of  Series  A  Preferred  Stock   mandatorily
     convertible into 20,937,900 shares of common stock upon the filing of an amendment to increase the number of authorized common stock .

(2) Represents shares which are owned by The Simon Group, LLC, of which Arnold Simon is the sole Managing Member. Mr. Simon disclaims beneficial ownership of any Shares in excess of his pecuniary interest in the LLC.



                                               The Simon Group LLC


                                               By: /s/ ARNOLD H. SIMON    3/8/99
                                                  ---------------------   ------
                                                  ARNOLD H. SIMON

                                                  /s/ ARNOLD H. SIMON     3/8/99
                                                  ---------------------   ------
                                                  ARNOLD H. SIMON


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


            Potential persons who are to respond to the collection of
                   information contained in this form are not
                 required to respond unless the form displays a
                       currently valid OMR control number.